October 29, 2021	Yana D. Guss
T +1 617 951 7109
yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Daniel Greenspan and John Kernan

Re:	MassMutual Advantage Funds (File Nos. 333-256698, 811-23703)

Dear Messrs. Greenspan and Kernan:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that Mr. Greenspan provided by phone on October 12, 2021, and that Mr. Kernan provided on September 29, 2021, relating to Pre-Effective Amendment No. 1 to the initial registration statement of the MassMutual Advantage Funds (the “Registrant”) on Form N-1A (the “Registration Statement”), filed with the Commission on September 8, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are restated below and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund

1.	Comment: We have considered the Registrant’s response to Comment 5 in its response letter dated September 8, 2021 (“Comment 5”) and have the following additional requests:

•	The Staff observes that MassMutual Global Floating Rate Fund may invest “at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by non-U.S. issuers, as determined by the provider of the Benchmark).” Similarly, the Staff observes that MassMutual Global Credit Income Opportunities Fund may invest “at least 40% of its net assets in securities of non-U.S. issuers (or, if less, at least the percentage of net

Securities and Exchange Commission	- 2 -	October 29, 2021

assets that is 10 percentage points less than the percentage of the Bank of America/Merrill Lynch Global Non-Financial Developed Markets High Yield Constrained Index, represented by non-U.S. issuers, as determined by the provider of the index.” Please discuss supplementally how and why the index for each Fund’s test regarding exposure to non-U.S. issuers was selected.

•	In your response to Comment 5, the Registrant noted that, as of August 31, 2021, the market value percentage of the index that was represented by non-U.S. issuers was 30.8% and 29.8% for the MassMutual Global Floating Rate Fund and the MassMutual Global Credit Income Opportunities Fund, respectively. Based on these figures, it is possible for each Fund to have approximately 20% exposure to non-U.S. issuers at a point in time. Please supplementally explain why such an allocation to non-U.S. issuers would not be too attenuated for a “global” fund.

Response: The Registrant has carefully considered the Staff’s comment. The Registrant notes that Barings Funds Trust, on behalf of Barings Global Floating Rate Fund and Barings Global Credit Income Opportunities Fund (the “predecessor funds”), engaged in an extensive comment process with the Staff in 2013 in which the Staff was afforded the opportunity to review and comment on each predecessor fund’s disclosure regarding its exposure to non-U.S. issuers. The predecessor funds have since been managed in compliance with the tests identified in the Barings Funds Trust registration statement. The Registrant notes further that its registration and the registration of its series, MassMutual Global Floating Rate Fund, MassMutual Global Credit Income Opportunities Fund, MassMutual Emerging Markets Debt Blended Total Return Fund, and MassMutual Global Emerging Markets Equity Fund (each, an “Advantage Series” or a “Fund”), is proposed in connection with reorganizations that have been fully disclosed in a registration statement on Form N-14 (the “N-14 Registration Statement”), which became effective on July 5, 2021 and in which the tests regarding exposure to non-U.S. issuers were disclosed to shareholders. Each Advantage Series fully replicates the investment objective and strategies of the corresponding Barings predecessor fund. In fact, the N-14 Registration Statement disclosed that each Advantage Series and the corresponding Barings predecessor fund have the same investment objective and principal investment strategies. Finally, as Ms. Guss has discussed with Mr. Greenspan, the effectiveness of Registration Statement is a condition to the closing of the reorganizations described in the N-14 Registration Statement, which are scheduled to close in early December.

The Registrant notes that Rule 35d-1 does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release

Securities and Exchange Commission	- 3 -	October 29, 2021

indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1 The Registrant notes that, consistent with the Staff’s position, both MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund will normally be invested in investments that are tied economically to multiple countries throughout the world and to no less than three different countries.

The use of the term "global" in the name of each of MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund is meant to emphasize that each Fund looks for investment opportunities on a worldwide basis and that the investment strategies are not constrained by the countries or regions in which companies are located. As a result, the portions of a Fund that are invested in U.S. and foreign companies will change over time based on both the number and size of U.S. and foreign companies and on Barings’ assessment of the relative merits of such investments. The referenced investment policy has not been changed since the launch of the Barings predecessor funds in 2013. The Registrant believes that imposing a strict investment limitation (such as 40%) would both fail to take into account the relative size of the U.S. and foreign markets in the relevant securities and would severely limit the fund managers' ability to shift allocations between U.S. and foreign investments based on their relative attractiveness in changing markets.

The Registrant notes that Barings Global Floating Rate Fund invests, and MassMutual Global Floating Rate Fund will invest, primarily in senior secured loans of North American and Western European issuers that are below investment grade. These regions collectively represent what is generally viewed as the global broadly syndicated senior secured loan market. Barings LLC (“Barings”), which serves as the adviser to Barings Global Floating Rate Fund and will serve as subadviser to MassMutual Global Floating Rate Fund, selected the market weighted average of the Credit Suisse Leveraged Loan Index and Credit Suisse Western European Leverage Loan Index (the “Global Floating Rate Benchmark”) as the standard against which to test the Fund’s exposure to non-U.S. issuers because Barings believed and continues to believe that the Global Floating Rate Benchmark provides the broadest coverage of the investible universe for the broadly syndicated senior secured loan market. As outlined in the relevant prospectus, Barings Global Floating Rate Fund seeks (and MassMutual Global Floating Rate Fund will seek) to take advantage of the inefficiencies between geographies, primarily the North American and Western European

Securities and Exchange Commission	- 4 -	October 29, 2021

loan markets. While the North American loan market is noticeably larger than the Western European loan market, Barings believes the Global Floating Rate Benchmark appropriately captures the investible universe. Over the last five years, Barings Global Floating Rate Fund’s range of exposure to non-U.S. companies (based on country of risk) has been approximately 20 – 40%. Although in many instances Barings Global Floating Rate Fund’s exposure to non-U.S. companies has historically been greater than the Global Floating Rate Benchmark, the investment team believes that it is important for the Fund to be able to shift allocations between U.S. and foreign investments based on their relative attractiveness in changing markets, and the Fund has made that clear in its prospectus disclosure.

The Registrant notes that Barings Global Credit Income Opportunities Fund invests, and MassMutual Global Credit Income Opportunities Fund will invest, primarily in high yield debt instruments (consisting of bonds, loans, and notes) of North American and Western European corporate issuers that are of below investment grade quality. Barings, which serves as investment adviser to Barings Global Credit Income Opportunities Fund and will serve as subadviser to MassMutual Global Credit Income Opportunities Fund, selected Bank of America/Merrill Lynch Global Non-Financial Developed Markets High Yield Constrained Index (the “Global Credit Income Benchmark”) as a proxy for the global high yield debt market. The Registrant notes that, among other things, Bank of America/Merrill Lynch is a well-known index provider that is not affiliated with Barings. As outlined in the relevant prospectus, Barings Global Credit Income Opportunities Fund seeks (and MassMutual Global Credit Income Opportunities Fund will seek) to take advantage of inefficiencies between geographies, primarily the North American and Western European high yield bond and loan markets. While the North American bond and loan markets are noticeably larger than the Western European bond and loan markets, Barings believes the Global Credit Income Benchmark appropriately captures the investible universe. Over the last five years, Barings Global Credit Income Opportunities Fund’s range of exposure to non-U.S. companies (based on country of risk) has been approximately 20 – 45%. Although in many instances Barings Global Credit Income Opportunities Fund’s exposure to non-U.S. companies has historically been greater than the Global Credit Income Benchmark, the investment team believes that it is important for the Fund to be able to shift allocations between U.S. and foreign investments based on their relative attractiveness in changing markets, and the Fund has made that clear in its prospectus disclosure.

In summary, the use of the term "global" in the name of each of MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund is meant to emphasize that each Fund looks for investment opportunities on a worldwide basis and that the investment strategies are not constrained by the countries or regions in which companies are located. The Registrant believes that imposing a strict investment limitation would both fail to recognize that foreign countries do not always represent exactly 40% of the global markets for the securities in which the Funds invest and would severely limit the fund managers' ability to shift allocations between U.S. and foreign investments based on their

Securities and Exchange Commission	- 5 -	October 29, 2021

relative attractiveness in changing markets, a strategy which is clearly and prominently disclosed in the Funds’ prospectuses. Further, the applicable disclosure for MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund is not novel; rather, it is identical to that of the predecessor Barings funds, Barings Global Floating Rate Fund and Barings Global Credit Income Opportunities Fund, respectively. The fact that the Commission, in proposing and adopting Rule 35d-1, expressly considered and declined to make subject to that rule a name that includes the term "global" suggests that such names do not imply a minimum foreign investment. Accordingly, we believe that the names of the Funds are consistent with Section 35(d) of the 1940 Act.

ACCOUNTING COMMENTS

Prospectus

MassMutual Global Emerging Markets Fund

Performance Information – page 33

2.	Comment: Please verify the accuracy of the Fund’s performance bar chart. We note that the Class I performance appears to reconcile to the predecessor fund’s Class A performance.

Response: The Registrant has reviewed and will update the Fund’s performance bar chart to reflect the predecessor fund’s Class I performance in the forthcoming Pre-Effective Amendment No. 2 to the Registration Statement.

Financial Highlights – page 72

3.	Comment: Please include the predecessor funds’ financial highlights tables in the Financial Highlights section of the Prospectus.

Response: As Ms. Guss discussed with Mr. Kernan by phone, the predecessor funds’ financial highlights will be filed with Pre-Effective Amendment No. 2 to the Registration Statement as planned.

4.	Comment: Please add hyperlinks to the financial statements of the predecessor funds where such financial statements are referenced in the Financial Highlights section.

Response: The Registrant will add the requested hyperlinks, as applicable.

5.	Comment: Please file with the next pre-effective amendment an auditor consent to the use of the auditor’s report and other references to the auditor in the registration statement.

Securities and Exchange Commission	- 6 -	October 29, 2021

Response: As discussed by phone, the auditor consent of Deloitte & Touche LLP, the independent accountant for the predecessor funds, will be included as an exhibit to the Pre-Effective Amendment No. 2 to the Registration Statement.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.